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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                                ---------------

                                  PSICOR, INC.
                           (Name of Subject Company)

                           BAXTER INTERNATIONAL INC.
                         BAXTER HEALTHCARE CORPORATION
                          BAXTER CVG SERVICES II, INC.
                                   (Bidders)

                           COMMON STOCK, NO PAR VALUE
                         (Title of class of securities)
                                   0007449011
                     (CUSIP number of class of securities)
                            ------------------------

                             JAY P. WERTHEIM, ESQ.
                              VICE PRESIDENT, LAW
                         BAXTER HEALTHCARE CORPORATION
                             17221 RED HILL AVENUE
                            IRVINE, CALIFORNIA 92714
                                 (714) 474-6415
          (Name, address and telephone number of person authorized to receive notices and communications on behalf of bidders)

                                WITH A COPY TO:

                             JOSEPH J. GIUNTA, ESQ.
                      SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                             300 SOUTH GRAND AVENUE
                         LOS ANGELES, CALIFORNIA 90071
                           TELEPHONE: (213) 687-5000

                           CALCULATION OF FILING FEE

            TRANSACTION                           AMOUNT OF
            VALUATION*                          FILING FEE**
            $89,671,330                            $17,935

 * For purposes of calculating the filing fee only. This calculation assumes the purchase of 5,124,076 shares of Common Stock, no par value, of PSICOR, Inc. at $17.50 net per share in cash.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Baxter CVG Services II, Inc. for such number of shares.

 / / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

       Amount Previously Paid: Not applicable.

       Filing Party: Not applicable.

       Form or Registration No.: Not applicable.

       Date Filed: Not applicable.

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

  CUSIP No. 0007449011                     14D-1

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1.  Names of Reporting Persons
    S.S. or I.R.S. Identification No. of Above Person
    Baxter International Inc.
--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a member of a Group

                                (a)      / /
                                (b)      / /

--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4.  Source of Funds

                    AF
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5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                             / /
--------------------------------------------------------------------------------

6.  Citizenship or Place of Organization

                    DELAWARE
--------------------------------------------------------------------------------

7.  Aggregate Amount Beneficially Owned by Each Reporting Person
    1,193,426 See Section 11 of the Offer to Purchase dated November 29, 1995 filed as Exhibit (a)(1) hereto
--------------------------------------------------------------------------------

8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
                                                                             / /
--------------------------------------------------------------------------------

9.  Percent of Class Represented by Amount in Row (7)

                    44.3%
--------------------------------------------------------------------------------

10. Type of Reporting Person

                    HC and CO
--------------------------------------------------------------------------------

  CUSIP No. 0007449011                     14D-1

--------------------------------------------------------------------------------

1.  Names of Reporting Persons
    S.S. or I.R.S. Identification No. of Above Person
    Baxter Healthcare Corporation
--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group

                                (a)      / /
                                (b)      / /

--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4.  Source of Funds

                    WC
--------------------------------------------------------------------------------

5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Item 2(e) or 2(f)
                                                                             / /
--------------------------------------------------------------------------------

6.  Citizenship or Place of Organization

                    DELAWARE
--------------------------------------------------------------------------------

7.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,931,426   See Section 11 of the Offer to Purchase dated November 29, 1995 filed as Exhibit (a)(1) hereto
--------------------------------------------------------------------------------

8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
                                                                             / /
--------------------------------------------------------------------------------

9.  Percent of Class Represented by Amount in Row (7)

                    44.3%
--------------------------------------------------------------------------------

10. Reporting Person

                    CO
--------------------------------------------------------------------------------

  CUSIP No. 0007449011                     14D-1

--------------------------------------------------------------------------------

1.  Names of Reporting Persons
    S.S. or I.R.S. Identification No. of Above Person
    Baxter CVG Services II, Inc.
--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group

                                (a)      / /
                                (b)      / /

--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4.  Source of Funds

                    AF
--------------------------------------------------------------------------------

5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Item 2(e) or 2(f)
                                                                             / /
--------------------------------------------------------------------------------

6.  Citizenship or Place of Organization

                    PENNSYLVANIA
--------------------------------------------------------------------------------

7.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,931,426 See Section 11 of the Offer to Purchase dated November 29, 1995 filed as Exhibit (a)(1) hereto
--------------------------------------------------------------------------------

8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
                                                                             / /
--------------------------------------------------------------------------------

9.  Percent of Class Represented by Amount in Row (7)

                    44.3%
--------------------------------------------------------------------------------

10. Reporting Person

                    CO
--------------------------------------------------------------------------------

    This Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") also constitutes a Statement on Schedule 13D with respect to the acquisition by Baxter CVG Services II, Inc., Baxter Healthcare Corporation and Baxter
International Inc. of beneficial ownership of the shares of Common Stock referred to on the cover hereof. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is PSICOR, Inc., a Pennsylvania corporation (the "Company"). The address of the Company's principal executive offices is 16818 Via del Campo Court, San Diego, California 92127.

    (b) This Schedule 14D-1 relates to the offer by Baxter CVG Services II, Inc. ("Purchaser"), a Pennsylvania corporation and direct wholly owned subsidiary of Baxter Healthcare Corporation ("Parent"), a Delaware corporation and indirect wholly owned subsidiary of Baxter International Inc., a Delaware corporation ("International"), to purchase all outstanding shares of common stock, no par value (the "Shares"), of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 29, 1995 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer") at a purchase price of $17.50 per Share, net to the seller in cash. At November 29, 1995, 4,360,142 Shares were outstanding. The information set forth under "INTRODUCTION" in the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

    (c) The information set forth under "THE TENDER OFFER -- Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a)-(d); (g) This Schedule 14D-1 is being filed by Purchaser, Parent and International. The information set forth under "INTRODUCTION" and "THE TENDER OFFER -- Certain Information Concerning Purchaser, Parent and International" in the Offer to Purchase and Schedule I thereto is incorporated herein by reference.

    (e)-(f) During the last five years, none of Purchaser, Parent, International nor any persons controlling Purchaser, nor, to the best knowledge of Purchaser, Parent or International, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)-(b) The information set forth under "INTRODUCTION," "THE TENDER OFFER -- Certain Information Concerning the Company," "-- Certain Information Concerning Purchaser, Parent and International," "-- Background of the Offer; Contacts with the Company" and "-- Purpose of the Offer; Plans for the Company; Merger Agreement; Tender and Option Agreement; and Other Agreements," in the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) The information set forth under "INTRODUCTION" and "THE TENDER OFFER -- Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

    (c)  Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(e) The information set forth under "INTRODUCTION," "THE TENDER OFFER -- Background of the Offer; Contacts with the Company" and "-- Purpose of the Offer; Plans for the Company; Merger Agreement; Tender and Option Agreement; Other Agreements" in the Offer to Purchase is incorporated herein by reference.

    (f)-(g) The information set forth under "INTRODUCTION" and "THE TENDER OFFER -- Effect of the Offer on the Market for the Shares; NNM Quotation and Exchange Act Registration" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) The information set forth under "THE TENDER OFFER -- Purpose of the Offer; Plans for the Company; Merger Agreement; Tender and Option Agreement; Other Agreements" in the Offer to Purchase is incorporated herein by reference.

    (b)  Not applicable.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth under "INTRODUCTION," "THE TENDER OFFER -- Background of the Offer; Contacts with the Company" and "-- Purpose of the Offer; Plans for the Company; Merger Agreement; Tender and Option Agreement; Other Agreements" in the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth under "THE TENDER OFFER -- Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth under "THE TENDER OFFER -- Certain Information Concerning Purchaser, Parent and International" in the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

    (a)  Not applicable.

    (b)-(c) The information set forth under "INTRODUCTION" and "THE TENDER OFFER -- Regulatory Approvals; State Takeover Laws" in the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth under "THE TENDER OFFER -- Effect of the Offer on the Market for the Shares; NNM Quotation and Exchange Act Registration" in the Offer to Purchase is incorporated herein by reference.

    (e) The information set forth under "THE TENDER OFFER -- Regulatory Approvals; State Takeover Laws" in the Offer to Purchase is incorporated herein by reference.

    (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1)  Offer to Purchase dated November 29, 1995.

     (a)(2)  Letter of Transmittal.

     (a)(3)  Notice of Guaranteed Delivery.

     (a)(4)  Letter to Brokers, Dealers, Commercial Banks,
             Trust Companies and Other Nominees.

     (a)(5)  Letter to Clients for use by Brokers, Dealers,
             Commercial Banks, Trust Companies and Other
             Nominees.

     (a)(6)  Guidelines for Certification of Taxpayer
             Identification Number on Substitute Form W-9.

     (a)(7) Text of joint Press Release issued by Parent and the Company on November 22, 1995.

     (a)(8)  Form of Summary Advertisement, dated November 29,
             1995.

     (a)(9)  Text of Subchapter 25E of the Pennsylvania
             Business Corporation Law.

     (a)(10) Letter to shareholders of the Company, dated
             November 29, 1995.

     (b)     Not applicable.

     (c)(1)  Agreement and Plan of Merger, dated as of November
             22, 1995, by and among Parent, Purchaser and the Company.

     (c)(2)  Tender and Option Agreement, dated as of November
             22, 1995, by and among Parent, Purchaser, Mr.
             Michael W. Dunaway, Mrs. Trudy V. Dunaway and the
             Dunaway Family Trust, of which Mr. and Mrs.
             Dunaway are co-settlors and co-trustees.

     (c)(3)  Put Option Agreement, dated as of November 22,
             1995, by and between the Company and Dunaway
             Holdings, Inc.

     (c)(4) Form of Purchase Agreement by and among the Company, Dunaway Holdings, Inc. and Psicor Office
             Laboratories, Inc.

     (c)(5) Confidentiality and Non-Disclosure Agreement, dated as of October 13, 1995, by and between the Company and Parent.

     (d)     Not applicable.

     (e)     Not applicable.

     (f)     Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct and agree that this Statement may be filed collectively with Baxter Healthcare Corporation and Baxter CVG Services II, Inc.

Dated:  November 29, 1995

                                          BAXTER INTERNATIONAL INC.

                                          By: /s/ HARRY M. JANSEN KRAEMER JR.

                                          --------------------------------------
                                             Name: Harry M. Jansen Kraemer Jr.
                                             Title: Senior Vice President
                                                    and Chief Financial Officer

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct and agree that this Statement may be filed collectively with Baxter International and Baxter CVG Services II, Inc.

Dated:  November 29, 1995

                                          BAXTER HEALTHCARE CORPORATION

                                          By /s/ JAY P. WERTHEIM

                                          --------------------------------------
                                            Name: Jay P. Wertheim
                                            Title: Vice President, Law

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct and agree that this Statement may be filed collectively with Baxter International Inc. and Baxter Healthcare Corporation.

Dated:  November 29, 1995

                                          BAXTER CVG SERVICES II, INC.

                                          BY: /S/ JAY P. WERTHEIM

                                          --------------------------------------
                                             Name: Jay P. Wertheim
                                             Title: Vice President and Secretary

                                 EXHIBIT INDEX

EXHIBIT NO.
-----------
     (a)(1)  Offer to Purchase dated November 29, 1995.

     (a)(2)  Letter of Transmittal.

     (a)(3)  Notice of Guaranteed Delivery.

     (a)(4)  Letter to Brokers, Dealers, Commercial Banks,
             Trust Companies and Other Nominees.

     (a)(5)  Letter to Clients for use by Brokers, Dealers,
             Commercial Banks, Trust Companies and Other
             Nominees.

     (a)(6)  Guidelines for Certification of Taxpayer
             Identification Number on Substitute Form W-9.

     (a)(7) Text of joint Press Release issued by Parent and the Company on November 22, 1995.

     (a)(8)  Form of Summary Advertisement, dated November 29,
             1995.

     (a)(9)  Text of Subchapter 25E of the Pennsylvania
             Business Corporation Law.

     (a)(10) Letter to shareholders of the Company, dated
             November 29, 1995.

     (b)     Not applicable.

     (c)(1)  Agreement and Plan of Merger, dated as of November
             22, 1995, by and among Parent, Purchaser and the Company.

     (c)(2)  Tender and Option Agreement, dated as of November
             22, 1995, by and among Parent, Purchaser, Mr.
             Michael W. Dunaway, Mrs. Trudy V. Dunaway and the
             Dunaway Family Trust, of which Mr. and Mrs.
             Dunaway are co-settlors and co-trustees.

     (c)(3)  Put Option Agreement, dated as of November 22,
             1995, by and between the Company and Dunaway
             Holdings, Inc.

     (c)(4) Form of Purchase Agreement by and among the Company, Dunaway Holdings, Inc. and Psicor Office
             Laboratories, Inc.

     (c)(5) Confidentiality and Non-Disclosure Agreement, dated as of October 13, 1995, by and between the Company and Parent.

     (d)     Not applicable.

     (e)     Not applicable.

     (f)     Not applicable.